SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  September 14, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 14, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

September 14, 2006
Regional Geophysical Exploration Delineates Two Large IP Anomalies
on the Ivanhoe-BHP Billiton Falcon JV Property
in the Oyu Tolgoi District, Mongolia
ULAANBAATAR, MONGOLIA — Charles Forster, Ivanhoe Mines Oyu Tolgoi Exploration Manager, announced today that the Ivanhoe-BHP Billiton Falcon Gobi joint venture has discovered two large induced polarization (IP) chargeability anomalies north and northwest of the Oyu Tolgoi copper and gold mine development project in southern Mongolia. The two new anomalies are on the Falcon Gobi Project, an exploration joint-venture between BHP Billiton, which manages and funds the joint venture, and Ivanhoe. The project covers an area of approximately 28,000 square km kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia.
The two large anomalies, together with many smaller anomalies, were delineated by Ivanhoe’s Mongolian exploration team that has been conducting a regional geological and geophysical program under contract to BHP Billiton to better define priority targets identified by BHP Billiton’s Falcon™ airborne gravity gradiometer survey over the Falcon Gobi Project. BHP Billiton’s follow-up geological and geophysical program has now completed work on approximately 3,500 square kilometres of the Falcon Gobi Project. IP geophysical surveys have been successfully employed at Oyu Tolgoi and elsewhere in Mongolia’s Southern Gobi region as a geological prospecting tool to help delineate zones of sulphide mineralization that are covered by unconsolidated sediments or volcanics.
The Northwest anomaly, called the Toirog Anomaly, is a circular feature, approximately 12 kilometres in diameter that has a number of distinct zones of high chargeability and low resistivity. Previous geological work by Ivanhoe geologists recognized five target areas based on limited rock-chip sampling for copper and gold. The high chargeability possibly represents a broad area of sulphide mineralization, specifically non-economic pyrite, but within which may occur localized but significant concentrations of copper and gold.
Initial site visits by BHP Billiton field crews to the western edge of the Toirog anomaly indicates the presence of pyrite in volcanic-sedimentary formations. However, on the eastern margin of the circular anomaly is a five-kilometre-long, linear chargeability anomaly trending northwest that encompasses an area of epithermal-style quartz veining that returned up to 1.03 grams per tonne (g/t) gold from rock-chip samples taken previously by Ivanhoe Mines’ field teams. A zone of weak secondary copper staining-chalcopyrite-magnetite also was noted by the Ivanhoe geologists within a three-kilometre by two-kilometre area immediately northwest of the above described northwest trending IP feature.
The Northern anomaly comprises an area of approximately 15 square kilometres. No work had been conducted on this feature by Ivanhoe Mines before its discovery, hence little is known about it. A cursory field examination revealed a broad area of sediments, volcaniclastic units and basalt that appear similar to the hanging wall rocks that overlie the Hugo Dummett Deposit at Oyu Tolgoi. Pyrite was noted in several localities.

BHP Billiton has indicated that a program of detailed geophysics, geology and soil geochemistry is being initiated to define drill targets on the two anomalies. Ivanhoe believes that the Southern Gobi region is prospective for the discovery of additional copper-gold porphyry systems.
Ivanhoe and BHP Billiton entered into the Falcon Gobi Project in May, 2005. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai, Nariin Sukhait and Bronze Fox — are not included in the Falcon Gobi Project. BHP Billiton’s Falcon gravity gradiometer survey is a proprietary airborne system that can cover large, remote areas rapidly and cost effectively. It provides a new dimension in exploration for copper and gold deposits in Mongolia with its ability to “see through” the surface cover to identify gravity anomalies, which then can be explored in detail with ground geophysics, sampling and drilling.
Under the terms of the agreement, BHP Billiton has the right to earn up to 50% of all minerals found on the project, other than coal, by spending US$8 million in exploration costs. BHP Billiton will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHP Billiton will fund all aspects of the survey, inclusive of mobilization, as well as processing and interpretation, using the most advanced and proprietary techniques. Following BHP Billiton’s vesting in the project, a 50/50 joint venture will be established between BHP Billiton and Ivanhoe, and the parties will contribute all further exploration and development costs on a pro-rata basis.
Qualified Persons
Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Exploration Manager, and Grant Hendrickson, Ivanhoe Mines’ Chief Geophysicist, qualified persons as defined by NI 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. assayed the rock-chip samples at its facility in Ulaanbaatar, Mongolia.
Ivanhoe shares are listed on the Toronto and New York stock exchanges and NASDAQ under the trading symbol IVN.
Information contacts:     Investors:  Bill Trenaman: / Media:  Bob Williamson: +1.604.688.5755
Forward-Looking Statements:   Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, fluctuations in copper and gold prices, operational risk, environmental risk, financial risk, geo-political risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings.

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